Auxilio, Inc.
26300 La Alameda Suite 100
Mission Viejo, Ca 92691

September 17, 2010

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.20549

Re:
Auxilio, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010

Definitive Proxy Statement on Schedule 14A
Filed April 8, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 14, 2010

Form 10-Q for the Quarterly Period Ended June 30, 2010
File No. 000-27507

Ladies and Gentlemen:

Auxilio, Inc. (“Auxilio”), in connection with its filing of the above items, hereby makes the following responses to the Securities and Exchange Commission (the “SEC”) Staff’s comments to the Registration Statement made by letter dated August 23, 2010, which are keyed to correspond to the comments made in such letter.  For your ease of reference, each response is preceded by a reproduction of the corresponding request/comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Unregistered Sales or Equity Securities, page 13

1.	Please revise your discussion on page 13 to provide the information required by Item 701 of Regulation S-K with regard to May 2009 private placement of your common stock that you disclose on page 17.

Response:

Pursuant to the second sentence of sub-item (a) of Item 5 of Part II of Form 10-K, we did not refurnish the information on the May 2009 private placement, as it had already been furnished in a current report on Form 8-K (filed May 14, 2009). However, if the SEC would still like us to revise the disclosure we will do so in the Amendment to our Form 10-K contemplated by our responses to the SEC Staff’s comments set forth below.

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

2.
Please discuss why you did not file a Form D with respect to the May 2009 private placement.  We note that you filed a Form 8-K on May 14, 2009 disclosing the transaction and that you relied on the exemptions provided by Section 4(2) of the Securities Act of 1933 and Rule 506 of regulation D.

Response:

Although the transaction would have qualified under all of the elements of Regulation D, we ultimately concluded that it was sufficiently clear that the transaction was exempt under Section 4(2) itself and that therefore developing further paperwork toward a “safe harbor” would be superfluous and an unnecessary cost.  The Form 8-K correctly disclosed reliance on Section 4(2), and we believe that, in context, the Form 8-K reference to Regulation D too was immaterial.

We were also cognizant of Preliminary Note 3 to Regulation D, which provides that attempted compliance with any rule in Regulation D does not act as an exclusive election and that the issuer can also claim the availability of any other applicable exemption, and further states (as an example) that an issuer’s failure to satisfy all the terms and conditions of Rule 506 shall not raise any presumption that the exemption provided by Section 4(2) was not available.

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

3.
Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  For example, we note your net revenues decreased nearly 20% due to a decrease in leased equipment coming up for replacement and tighter credit.  Discuss whether you believe this is the result of a trend and, if so, whether you expect it to continue and how it may impact your plans to expand, your available liquidity, or any other factors.  Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance.  Please discuss whether you expect levels to remain at this level or to increase or decrease.

Further, please discuss in reasonable detail:

▪	Economic or industry-wide factors relevant to your company,

▪	Material opportunities, challenges, and

▪	Risk in the short and long term and the actions you are taking to address them

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

Based on the above comment, we propose to revise our disclosure in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Page 14) through the filing of an amendment to our Form 10-K for the year ended December 31, 2009 filed with the SEC on March31, 2010, to address your points of concern.

As it relates to known trends, we are not aware of material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues or income or result in our liquidity decreasing or increasing in any material way.

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

The new disclosure in the Amendment to our Form 10-K will read in its entirety as follows:

Revenues consist of equipment sales and ongoing service and supplies. Net revenue decreased by $5,033,556 to $15,982,456 for the year ended December 31, 2009, as compared to the same period in 2008. Service revenue in 2009 totaled approximately $15,200,000 compared to approximately $14,200,000 in 2008.  The increase is primarily attributable to the expansion of our customer base in 2009. Equipment revenue totaled $800,000 in 2009 compared to approximately $6,800,000 in 2008. The drop is a result of the decrease in leased equipment coming up for replacement in the Company’s current customer base as well as tighter credit inhibiting equipment financing. The tighter credit environment could result in lower revenues per customer from equipment.  The Company is constantly looking for alternative financing methods for our customers and believes alternative methods of financing are available, including the finance units of the major equipment suppliers, to help lessen the potential impact.  Future business from new customers may also be impacted that could result in lower revenues per customer.

Overview, page 14

4.	Please expand your discussion in the last paragraph on page 14 to elaborate upon the manner in which “Auxilio capitates the cost of the entire print management process for the customer…”

Response:

Based on the above comment, we propose to revise our disclosure in Overview, Page 14, through the filing of an amendment to our Form 10-K for the year ended December 31, 2009 filed with the SEC on March31, 2010, to address your points of concern.

The effect of the proposed change is to remove the words “capitates the cost of the entire print management process for the customer” and replace with “Auxilio charges the customer on a per print basis.  This charge covers the entire print management process and fixes this price per print for the term of the contract and places a highly trained resident team on-site to manage the entire process.”

The new paragraph in its entirety will read as follows:

Auxilio, Inc. and its wholly owned subsidiary, Auxilio Solutions, Inc., (Auxilio) provide integration strategies and outsourced services for print management in healthcare facilities. The Company helps hospitals and health systems reduce expenses and create manageable, dependable document image management programs by managing their back-office processes. The process is initiated through a detailed proprietary Image Management Assessment (IMA). The IMA is a strategic, operational and financial analysis that is performed at the customer’s premises using a combination of proprietary processes and innovative web based technology for data collection and report

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

generation. After the IMA and upon engagement, Auxilio charges the customer on a per print basis.  This charge covers the entire print management process and fixes this price per print for the term of the contract and places a highly trained resident team on-site to manage the entire process.  Auxilio is focused solely on the healthcare industry.

Application of Critical Accounting Policies, page 15

5.
Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results.  In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than listing the accounting policies that you believe require the most subjective judgment.  Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of accounting estimates between periods.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied.  Please refer to SEC Release No. 33-8350.

Response:

In future filings we will expand the application of critical accounting policies section to include discussion as noted above.

6.
Considering the materiality of goodwill to your financial statements and the continued challenging economic conditions, please consider the following guidance for future filings.  Please clearly indicate how you determine your reporting unit’s for purposes of goodwill impairment testing and your methodology for determining the fair value of each reporting unit.  Additionally, please disclose whether any of your reporting units are at risk of failing step one of the impairment test.  Please note that a reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value.  If no reporting units are at risk based on your most recent impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, p1ease disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment.  Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please disclose the following:

▪	The percentage by which fair value exceeded carrying value as of the date or the most recent test;

▪	The amount of goodwill allocated to the reporting unit;

▪	A description of the methods and key assumptions used and how the key assumptions were determined;

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

▪
A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

▪	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

In future filings we will clearly indicate that we have one reporting unit for purposes of goodwill impairment testing, our methodology for determining the fair value of this reporting unit, and disclose whether there is a risk of failing step one of the impairment test.  In addition we will look to disclose the additional information requested based on the results of step one of the impairment test.

Results of Operations, Page 15

Year Ended December 31. 2009 Compared to the Year Ended December 31, 2008, page 15

Cost of Revenue, page 15

7.
Please consider separately presenting cost of revenues and gross margins for service revenue and equipment revenue.  Also, please expand your disclosure to discuss the changes in cost of sales and gross margins for services and equipment sales as we believe such information provides insight of your business operations to your investors.

Response:

We have considered separately presenting cost of revenues and gross margins for service revenue and equipment revenue. Equipment sales are only a minor component of our recurring revenue contracts and in some cases are not components at all in these contracts. Further, we do not operate as an equipment reseller independent of our service customers. For this reason, management does not separately evaluate equipment cost of revenues and gross margins to determine the performance of a given customer contract. We believe our investors measure our success on our ability to add and maintain long-term recurring revenue contracts. In addition, we do not track indirect costs associated with equipment sales activities.

Liquidity and Capital Resources, page 17

8.
Please expand your discussion in the third paragraph on page 17, or elsewhere as appropriate to describe the cost savings initiatives you have implemented "in light of the current economic environment."

Response:

Based on the above comment, we propose to revise our disclosure in Liquidity and Capital Resources, page 17, through the filing of an amendment to our Form 10-K for the year ended December 31, 2009 filed with the SEC on March 31, 2010, to address your points of concern.

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

The effect of the proposed change is to add the words “These initiatives included a freeze on hiring of non-operational staff and a reduction in the use of nonessential legal and professional services.”

The new paragraph in its entirety will read as follows:

During the year ended December 31, 2009, cash provided by operating activities was $1,450,911 as compared to cash provided by operating activities of $1,222,816 for the same period in 2008.  The increase in cash provided in 2009 was primarily due to collection of accounts receivable for prior period equipment sales. Additionally, the Company has maintained a stable base of customers over this period and continues to benefit from cost savings initiatives in light of the current economic environment.  These initiatives included a freeze on hiring of non-operational staff and a reduction in the use of nonessential legal and professional services.

Note (1) Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

9.
We note that you enter into arrangements that include multiple deliverables and that they typically consist of the sale of equipment, reserve for replacement of future equipment and a support services contract.  We further note that you account for these contracts as multiple element arrangements using the residual method.  Please address the following:

▪
Tell us why you believe your contracts are properly accounted for as multiple element arrangements.  In doing so, tell us how you determined that there is objective and reliable evidence of the fair value of the undelivered item(s).  We assume that the undelivered items are the reserve for replacement of future equipment and support services.  Please confirm that this is the case or tell us which items represent the undelivered items.  Refer to ASC 605-25-25-5.

Response:

First, it is important that we clarify that not all contracts we enter into are multiple element arrangements. Our primary business is to provide customers with a flat rate per copy fee. We do not operate as an equipment reseller independent of our service customers. Specifically, we have a multiple element arrangement when an equipment sale accompanied by ongoing service has occurred. The two separate units of accounting are the initial sale of the equipment and the ongoing service. You are correct in the assumption that the undelivered item is the support services, which includes maintenance and replacement of minor parts as well as supplying toner and other expendable items. The reserve for replacement of future equipment is not intended to suggest a replacement cost for the same equipment that has been installed. Rather the reserve is intended to mean a reserve for minor components of these machines that may require repair or replacement during the term of the contract. The term reserve is used in a broad sense and does not imply that we separately track or charge our customers for this component, which we include in support services.  In order to avoid confusion, we propose to revise the last paragraph on page F-8 to read as follows:

When the Company enters into arrangements that include multiple deliverables, they typically consist of the sale of equipment and support service contract consisting of ongoing repair or replacement of minor components to all equipment under management and other

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

services to insure the equipment is operating properly. Pursuant to ASC Subtopic 605-25-25: "Revenue Recognition - Multiple-Element Arrangements - Recognitions" ("ASC 605-25-25"), the Company accounts for each element within the arrangement with multiple deliverables as separate units of accounting, equipment and services. Revenue is allocated to each unit of accounting using the residual method, which allocates revenue to each unit of accounting based on the fair value of the undelivered items (support services), after the Company has established vendor - specific objective evidence of fair value.  As noted in the preceding paragraph, the residual value for the equipment is recognized when the equipment is installed and the undelivered support services are recognized monthly.

▪
Based on our understanding of your disclosures, it appears that your equipment sales represent delivered items and that there is objective and reliable evidence of fair value for the equipment.  Either confirm this to us, or tell us why you do not believe you have objective and reliable evidence of fair value for the equipment and why the equipment is considered an undelivered item.

Response:

You are correct in your understanding that the equipment sale represents the delivered item. As stated in the first paragraph regarding revenue recognition, equipment sale transactions are considered earned when (among other factors) delivery has occurred. However, because of the nature of the industry, the fair value of copier equipment using Vendor Specific Objective Evidence (“VSOE”) is not readily determinable. We have found that a variety of configurations, constantly shifting product lines, along with the volatility of MSRP in relation to our experience with actual copier prices results in a wide variety of equipment pricing in the marketplace. For this reason, we have chosen to use the residual method to recognize revenue for the delivered item.

▪
If you have objective and reliable evidence of fair value for the equipment, which represents the delivered item in your arrangement, and you have objective and reliable evidence of the fair value of the undelivered elements, please tell us why you do not believe it is appropriate to allocate revenue to the various elements using the residual method.  Considering ASC 605-25-30-2 indicates that the residual method should be used when there is objective and reliable evidence of fair value of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s), please clarify why you do not use the relative fair value method for allocating revenue in your multiple element arrangements.

Response:

As stated above, we believe VSOE is not readily determinable for copier equipment. Thus the residual method should be used under these circumstances.

▪
If you do not believe you have objective and reliable evidence of the fair value of the undelivered elements, it is unclear why you believe each item in your contract should be accounted for as a separate unit of accounting.  As such, we would expect you to account for the arrangement as a single unit of accounting and recognize revenue when all elements are delivered.

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

Response:

We believe that we do have objective and reliable evidence of the fair value of the undelivered elements. We have been able to obtain VSOE pertaining to ongoing copier service contracts which comprise the same set of services we include in the undelivered element.

Note (5) Warrants, page F-15

10.
We note that you issue warrants to non-employees.  Please tell us and disclose how you account for equity instruments issued to other than employees.  In particular, please tell us the dates you use to measure the fair value of your equity instrument issuances and the periods you use to recognize the related expense.  Please demonstrate how your accounting policies are in accordance with FASB ASC 505-50.  Specifically tell us your expense recognition method for your warrant issuance to Sodexho, Inc.

Response:

We inadvertently omitted the fair value disclosures for the warrant issued to Sodexo, Inc. we propose to revise our disclosure on page F-15 as follows:

In June 2009, the Company issued a warrant to Sodexo, Inc. The warrant was issued in connection with a joint marketing agreement entered into between Sodexo and the Company in November 2008. The warrant is for 2,000,000 shares, has a term of 5 years, at $1.50 per warrant share. 150,000 shares vested upon execution in June 2009, and the remaining 1,850,000 shares vest as new customer contracts are executed. The expense associated with these performance based warrants will be recognized when they are earned. The fair value of the warrant for the 150,000 shares vesting upon execution in June 2009 was $76,807. This amount was recognized as a sales and marketing expense in June 2009. The fair value of the warrant was determined using the Black-Scholes option-pricing model, with the following assumptions: (i) no expected dividends; (ii) a risk free interest rate of 0.20%; (iii) expected volatility of 85.07%; and (iv) an expected life of the warrants of five years.

Concentrations, page F-21

Major Customers, page F-21

11.
Although you disclose that accounts receivable due from three customers totaled approximately $1,644,000 as of December 31, 2009, the face of your balance sheet and your accounts receivable footnote on page F-13 indicate that total accounts receivable is $1,398,000.  Please clarify why the accounts receivable from three customers exceeds the consolidated accounts receivable balance.  If the consolidated balance is net of customer advances, please clarify why you classify customer advances as contra-assets and not as liabilities.

Response:

The accounts receivable balances disclosed for our main customers on page F-13 are presented on a gross amount that does not net certain pass-through costs and prepayments.  For financial statement presentation purposes, the pass-through cost and prepayments are netted on our balance sheet.  Our policy is to present accounts receivable on a net basis.

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

A portion of the amount we invoice our customers for our services is an amount for lease payments on equipment financed by our customers. We act as paying agent and remit these pass-through amounts to leasing companies on our customer's behalf. The corresponding lease payment liability is netted against the gross amount invoiced for balance sheet presentation. We believe it is appropriate to net these amounts with our accounts receivable for support services as the transactions are for the same customer and the net amount reflects the actual amount of revenue to be retained by us upon payment.

Also, as of December 31, 2009, we had two customers who had been consistently slow in remitting payments to us.  Because these customers are not able to process monthly payments in a timely manner, they have prepaid the equivalent of approximately one month of their lease payments in advance.  We believe the net presentation is proper as we believe we have the right of set-off to utilize payments received from our customers to satisfy our invoices if necessary.  We also believe this properly reflects the economics of our relationship with our customer.

Definitive Proxy Statement on Schedule 14A Filed April 8, 2010

Committees of the Board of Directors, page 11

Nomination of Directors, page 11

12.	Please disclose whether, and if so how, your board considers diversity in identifying nominees for director. See Item 407(c) (2) (vi) of Regulation S-K. .

Response:

Our Board of Directors believes that differences in experience, knowledge, skills and viewpoints enhance the Board of Directors’ performance. Thus, the Board of Directors considers diversity in selecting, evaluating and recommending proposed Board nominees. However, the Board of Directors has not implemented a formal policy with respect to the consideration of diversity for the composition of the Board of Directors.

Executive Compensation, page 13

Narrative to Summary Compensation Table, page 14

13.
Please explain how the amounts that each of your named executive officers are eligible to receive as bonuses correlate to the amounts disclosed in your Summary Compensation Table.  As an example only, we note that Mr. Flynn is eligible to receive an annual bonus of $100,000 if certain criteria are met and that he was paid a bonus of $19,982; please briefly explain how the amounts that are reflected in the table have been determined.

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

Response:

Set forth below are additional details regarding how the amounts reflected in the table were determined.  For your convenience, we have provided the disclosure contained in our Proxy Statement in its entirety and have underlined the additional information requested.

On August 5, 2009 the Board of Directors appointed Mr. Joseph J. Flynn as President and CEO effective August 31, 2009. Mr. Flynn has served as a member of the Board of Directors since 2003. He previously held the position of President and CEO for the Company from 2003 to 2006, having resigned to take a position as the Vice President of the Sport Group for the Nielsen Company. In connection with his appointment as President and CEO, the Company and Mr. Flynn entered into that certain Executive Employment Agreement, effective as of August 31, 2009 (the “Flynn Employment Agreement”).  The Flynn Employment Agreement provides that Mr. Flynn will be employed by the Company as President and CEO, for an initial term beginning on August 31, 2009 and ending on December 31, 2011, at an initial base salary of $250,000, up to $100,000 per year incentive compensation and options for 250,000 shares as more specifically set forth in the Flynn Employment Agreement.  Upon termination of Mr. Flynn’s employment by the Company other than for cause or by Mr. Flynn for good reason, the Company shall continue paying Mr. Flynn’s salary for six (6) months and accelerate the vesting of Company options and/or warrants issued to Mr. Flynn.

Mr. Flynn’s 2009 Executive Bonus Plan, whereby he was eligible for a maximum bonus of $33,333 with $13,351 earned if the Company booked at least $20 million in new contracts from August through December 2009 and $19,982 earned if the Company had gross margins from existing businesses of at least 24 percent from August through December 2009. These bonus amounts were each reduced to a 50 percent payout if the actual performance fell short of the target by 15 percent or less. There was no payout if the actual performance fell short by more than 15 percent.  The Company did not reach the new contract target of $20 million and therefore no bonus was paid for this amount.  The Company did achieve its target of 24% gross margins from existing accounts and as a result Mr. Flynn was paid $19,982.

Mr. Flynn’s 2010 Executive Bonus Plan, whereby he is eligible to receive an annual bonus of $100,000, is based on the following; 50% if four new customer contracts are closed in 2010 and 50% if the Company has gross margins from existing businesses of at least 24 percent in 2010.  In addition, Mr. Flynn is eligible to participate in an option pool that will be allocated at the discretion of the Board of Directors based on the following.  For every new contract beyond four contracts in 2010, a pool of 50,000 options should be granted with a strike price of the day they are earned, the date in which the contracts are executed.

On March 15, 2006, the Company entered into an employment agreement with Etienne Weidemann to serve as President and Chief Operating Officer. This agreement was effective January 1, 2006, had a term of two years, and provided for a base annual salary of $175,000. Mr. Weidemann received 80,000 options and an annual bonus when certain earnings and revenue targets were accomplished. Mr. Weidemann became the Chief Executive Officer (“CEO”) of the Company effective November 9, 2006. In November of 2007, the Company entered in to a new employment agreement with Mr. Weidemann, to continue to serve as the Company’s President and CEO effective January 1, 2008. The employment agreement had a term of two years, and provided for a base annual salary of $175,000 in 2008 and $190,000 in 2009. In 2008 Mr. Weidemann also participated in the Executive Bonus Plan whereby he was eligible to receive an annual bonus of 4.0% of positive EBITDA up to $3.5 million and 4.8% of EBITDA for amounts over

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

$3.5 million. In 2009 the Compensation Committee adjusted the Executive Bonus Plan. Under the new plan, Mr. Weidemann could earn a maximum bonus of $69,300 with $34,650 earned if the Company booked at least $20 million in new contracts in 2009 and $34,650 earned if the Company had gross margins from existing businesses of at least 24 percent in 2009. These bonus amounts are each reduced to a 50 percent payout if the actual performance falls short of the target by 15 percent or less. There is no payout if the actual performance falls short by more than 15 percent. The Company did not reach the new contract target of $20 million but as part of his termination agreement Mr. Weidemann was paid $20,533 for his efforts towards this target through his termination date.  The Company did achieve its target of 24% gross margins from existing accounts and as a result Mr. Weidemann was paid $20,600, a prorata portion based on his departure date. Mr. Weidemann also could earn periodic commissions of 6.0% of the net cash flow from equipment sales up to $2.5 million annually and a 7.2% commission for amounts over $2.5 million.  Mr. Weidemann was paid $53,754 during 2009 related to commissions.  The Company could terminate Mr. Weidemann’s employment under this agreement without cause at any time on thirty days advance written notice, at which time Mr. Weidemann would receive severance pay for six months and be fully vested in all options and warrants granted to date.

On August 5, 2009, the Company terminated Mr. Weidemann’s employment under the agreement. Accordingly, the Company recorded severance costs of $121,643 and vested 491,666 options which resulted in a stock compensation charge of $148,250.

On March 15, 2006, the Company entered into an employment agreement with Paul T. Anthony to serve as Chief Financial Officer (“CFO”) and Corporate Secretary. This new agreement was effective January 1, 2006, had a term of two years, and provided for a base annual salary of $170,000. Mr. Anthony received 75,000 options and an annual bonus when certain earnings and revenue targets were accomplished. In November of 2007, the Company entered in to a new employment agreement with Mr. Anthony, to continue to serve as the Company’s CFO effective January 1, 2008. The employment agreement has a term of two years, and provides for a base annual salary of $170,000 in year one and $185,000 in year two. Mr. Anthony also participated in the Executive Bonus Plan whereby he was eligible to receive an annual bonus of 2.5% of positive EBITDA up to $3.5 million and 3.0% of EBITDA for amounts over $3.5 million. In 2009 the Compensation Committee adjusted the Executive Bonus Plan. Under the new plan, Mr. Anthony could earn a maximum bonus of $42,900 with $21,450 earned if the Company books $20 million in new contracts in 2009 and $21,450 earned if the Company had gross margins from existing businesses of 24 percent in 2009. These bonus amounts were each reduced to a 50 percent payout if the actual performance falls short of the target by 15 percent or less. There was no payout if the actual performance falls short by more than 15 percent. The Company did not reach the new contract target of $20 million and therefore no bonus was paid for this amount. The Company did achieve its target of 24% gross margins from existing accounts and as a result Mr. Anthony was paid the $21,450 plus an additional $4,258 that was allocated but not paid to departed executives. Mr. Anthony also could earn periodic commissions of 3.0% of the net cash flow from equipment sales up to $2.5 million annually and a 3.6% commission for amounts over $2.5 million.  Mr. Anthony was paid $39,709 during 2009 related to commissions. The Company could terminate Mr. Anthony’s employment under this agreement without cause at any time on thirty days’ advance written notice, at which time Mr. Anthony would receive severance pay for six months and be fully vested in all options and warrants granted to date.  On April 2, 2010, the Company finalized and entered in to a new employment agreement with Mr. Anthony, to continue to serve as the Company’s CFO effective January 1, 2010.  The employment agreement has a term of two years, and provides for a base annual salary of $203,500.  Mr. Anthony also participates in the Executive Bonus Plan whereby he is eligible to receive an annual bonus of $60,000, 50% if 4 new customer contracts are closed in 2010 and 50% if the Company has gross margins from existing businesses of 24 percent in 2010.  In addition, Mr. Anthony is eligible to participate in an option pool that

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

will be allocated at the CEO’s discretion based on the following.  For every new contract beyond 4 contracts in 2010, a pool of 50,000 options should be granted with a strike price of the day they are earned, the date in which the contracts are executed.

On June 10, 2009, the Company entered into an employment agreement with Sasha Gala to serve as the Chief Operating Officer, or COO. The employment agreement terminated December 31, 2009. Ms. Gala reports to the CEO and is responsible for developing and directing the management of the Company’s customer base and operations staff. Ms. Gala joined the Company in October of 2005 as Resident Director for California Pacific Medical Center (CPMC) in San Francisco and was promoted in 2008 to Senior Vice President of West Coast Operations for the Company. Ms. Gala was paid an annual base salary of $159,500. She also received the customary employee benefits paid by the Company and was eligible for commissions and an annual Incentive Compensation Plan bonus that could pay up to 10% of her base salary. Ms. Gala was paid $35,502 during 2009 related to commissions and $13,184 related to her Incentive Compensation Plan based on her performance.

Effective January 1, 2010, the Company entered into a new employment agreement with Sasha Gala to serve as Senior Vice President and COO. The employment agreement has a term of two years, and provides for an annual base salary of $159,500.  Ms. Gala will also receive the customary employee benefits paid by the Company.  Ms. Gala shall also be entitled to receive a bonus of up to $40,000 per year, the achievement of which is based on certain personal and Company related performance metrics. In addition, Ms. Gala is eligible to receive additional compensation upon the renewals of accounts within her territory equal to approximately 5% of average monthly billings. The Company may terminate Ms. Gala’s employment under this agreement without cause at any time on thirty days advance written notice, at which time Ms. Gala would receive severance pay for three months.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Controls and Procedures, page 15

14.
We note that your conclusion on page 15 regarding your disclosure controls and procedures is limited to them being effective at “timely alerting [your CEO and CFO] to material information relating to the Company required to be included in [your] periodic SEC filings.”  Given this limitation, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective under the definition provided at Exchange Act Rule l3a-15(e). Please file an amended Form 10-Q with revised disclosure stating, in clear and unqualified language, your chief executive officer’s and chief financial officer's conclusions regarding the effectiveness of your disclosure controls and procedures and, if you choose to include a portion of the definition located at Rule 13a-15(e), please ensure that you include all of it.

Response:

We will file an amended Form 10-Q to state, in clear and unqualified language, that its chief executive officer and chief financial officer have concluded its disclosure controls and procedures are effective.   The amended disclosure will read as follows:

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e)

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

and 15d-15(e) under the Securities Exchange Act of 1934), as of the end of the period covered by this Quarterly Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Quarterly Report to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including each of such officers as appropriate to allow timely decisions regarding required disclosure.

15.
We note the last paragraph on page 15 regarding the “lack of segregation of duties” in your company.  Please disclose whether you believe this constitutes a material weakness, and if so, when the material weakness was identified, by whom it was identified, when the weakness first began, and the specific steps that the company has taken, if any, to remediate the material weakness.  If it constitutes a material weakness, please tell us how you determined that your disclosure controls and procedures were effective during this time period.

Response:

We included this disclosure as we believed it would be beneficial to the readers of our periodic filings, as this is a typical issue faced by smaller reporting companies.  However, we have not identified this issue as a material weakness and accordingly, we will remove the disclosure regarding the segregation of duties in the Amendment to our Form 10-Q.

Exhibits 31.1 and 31.2 Certifications

16.
Please file amended certifications that appear exactly as set forth in Item 601(b) (31) of Regulation S-K.  In this regard, we note that you altered the language of paragraphs 2, 4, 4(a), 4(c), 4(d), 5, 5(a) and 5(b) in both your Chief Executive Officer and Chief Financial Officer certifications-

Response:

We will file amended certifications that appear exactly as set forth in Item 601(b) (31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 20 10

17.	Please apply the above comments regarding your Form 10-Q for the Quarterly Period Ended March 31, 2010, to your Form 10-Q for the Quarterly Period Ended June 30. 2010.

Response:

We will file an amended Form 10-Q for the Quarterly Period Ended June 30, 2010, that will include the revised disclosures detailed in our responses to questions 14-16 above.

Securities and Exchange Commission
File No. 000-27507
September 17, 2010

The Company acknowledges the following:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 614-0700.

Sincerely,

/s/ Paul T. Anthony
Paul T. Anthony, Chief Financial Officer